SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
______________________

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 2019

Commission File Number 0-28800

______________________

DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower

160 Jan Smuts Avenue, Rosebank

 South Africa, 2196

(Address of principal executive offices)

______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑            Form 40-F o

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No ☑

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2019, incorporated by reference herein:

Exhibit

99.1     Release dated October 28, 2019, “OPERATING UPDATE FOR THE QUARTER ENDED 30 SEPTEMBER 2019 AND ROBBERY AND FATAL SHOOTING AT THE ERGO PLANT”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: October 28, 2019                                         By: /s/ Riaan Davel

                                                                                        Name: Riaan Davel

                                                                                        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

ISIN: ZAE000058723

JSE share code: DRD

NYSE trading symbol: DRD

(“DRDGOLD” or the “Company”)

OPERATING UPDATE FOR THE QUARTER ENDED 30 SEPTEMBER 2019 AND ROBBERY AND FATAL SHOOTING AT THE ERGO PLANT

The operating update of the Company for the quarter ended 30 September 2019 is as follows:

		Quarter ended	Quarter ended
		30-Sep-19	30-Jun-19	% change
Production
Gold produced	kg	1,493	1,418	5%
	oz	48,001	45,590	5%
Gold sold	kg	1,510	1,429	6%
	oz	48,547	45,943	6%
Ore milled	Metric (000't)	7,155	6,853	4%
Yield	Metric (g/t)	0.209	0.207	1%

Price and costs
Average gold price received	R per kg	696,368	603,755	15%
	US$ per oz	1,475	1,307	13%
Adjusted EBITDA *	Rm	326.1	153.7	112%
	US$m	22.2	10.9	104%
Cash operating costs	R/t	97	99	-2%
	US$/t	7	7	-
Cash operating costs	R per kg	459,868	475,657	-3%
	US$ per oz	974	1,030	-5%
All-in sustaining costs **	R per kg	517,219 [1]	466,927	11%
	US$ per oz	1,096 [1]	1,011	8%
All-in cost **	R per kg	528,344 [1]	484,315	9%
	US$ per oz	1,155 [1]	1,082	7%

1 All-in sustaining cost per kg and all-in cost per kg were disproportionately impacted by including a R41.1 million increase in the liability for the long-term incentive scheme while including gold production/sold for the first quarter only

Capital expenditure
Sustaining	Rm	5.5	5.9	-7%
	US$m	0.4	0.4	-
Non-sustaining/growth	Rm	11.2	13.7	-18%
	US$m	0.8	1.0	-20%

Average R/US$ exchange rate		14.68	14.37	2%

Rounding of figures may result in computational discrepancies

* The adjusted earnings before interest, taxes, depreciation and amortisation ("Adjusted EBITDA") (that was considered from the quarter ended 30 June 2019 following the implementation of the Revolving Credit Facility agreement) may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under International Financial Reporting Standards (“IFRS”) and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity.

** All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.

Gold production increased by 5% quarter on quarter primarily due to a 4% increase in tonnage throughput as Far West Gold Recoveries Proprietary Limited achieved the planned throughput of 500 000tpm from Phase 1 during the quarter and successfully started operating its mills at the beginning of September 2019. This resulted in a 3% and 2% decrease in cash operating cost per kilogram of gold sold and cash operating cost per ton of material processed respectively, compared to the previous quarter.

Overall yield increased by 1% compared to the previous quarter due mostly to improved head grade at Ergo Mining Proprietary Limited.

Adjusted EBITDA more than doubled for the quarter, due mainly to the 15% increase in gold price received and a 6% increase in gold sold.

All-in sustaining costs per kilogram and all-in costs per kilogram for the quarter were 11% and 9% higher respectively, due to the positive impact of the change in estimate of environmental rehabilitation recognised in profit or loss, lowering the comparative unit costs of the previous quarter.

Cash and cash equivalents increased to R333.6 million as at 30 September 2019 (30 June 2019: R279.5 million), after paying a cash dividend of R136.4 million (declared for the year ended 30 June 2019) and increasing working capital lockup by R133.9 million for the quarter. External borrowings remained at Rnil as at 30 September 2019 (30 June 2019: Rnil). The board of directors of the Company (“board”) will consider the payment of a dividend once the half year results have been finalised.

On the evening of Monday, 21 October 2019 an armed gang gained entry to the ERGO plant at Brakpan, in the process fatally wounding Chief Security Officer Bart Coetzee during an exchange of gun fire. The board extends its deepest condolences to Mr Coetzee’s family, colleagues and friends. The gang escaped with a quantity of calcine concentrate, estimated to contain up to 17kg of gold. A large part of the gold containing concentrate was recovered by the South African Police Service in the investigation following the incident.

The information contained in this announcement does not constitute an earnings forecast. The financial information provided is the responsibility of the directors of DRDGOLD, and such information has not been reviewed or reported on by the Company’s auditors.

Johannesburg
28 October 2019

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